UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on sale of refineries

Rio de Janeiro, March 20, 2020 –  Petróleo Brasileiro S.A. – Petrobras, following up on the releases dated November 22, 2019, December 20, 2019, and January 31, 2020, informs that, due to the prevention measures to the coronavirus, it will postpone the receipt of binding offers in the processes of divestment in downstream and its respective logistic assets, in order to ensure the effective performance of due diligence by potential buyers.

The processes include the refineries Abreu e Lima (RNEST) in Pernambuco, Landulpho Alves (RLAM) in Bahia, Presidente Getúlio Vargas (REPAR) and the Shale Industrialization Unit (SIX) in Paraná, Alberto Pasqualini (REFAP) in Rio Grande do Sul, Gabriel Passos Refinery (REGAP) in Minas Gerais, Isaac Sabbá Refinery (REMAN) in Amazonas, Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) in Ceará.

Petrobras reinforces its commitment to the project to sell the downstream assets and their respective logistic assets, as specified in its 2020-2024 Strategic Plan.

This transaction is in line with the company’s portfolio optimization and improvement of capital allocation, aiming at creating value for our shareholders.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer